Docebo Inc. Announces Voting Results from its Annual General Meeting of Shareholders

Toronto, Ontario, June 17, 2022 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”) announced today the results of voting at its annual general meeting of shareholders held on June 17, 2022 (the “Meeting”).

Each of the seven nominees listed in the Company’s management information circular dated May 5, 2022 provided in connection with the Meeting were elected as directors of the Company. Docebo received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Jason Chapnik	23,122,713	92.85%	1,780,981	7.15%
Claudio Erba	23,606,355	94.79%	1,297,338	5.21%
James Merkur	24,850,189	99.79%	53,504	0.21%
Kristin Halpin Perry	24,773,722	99.48%	129,971	0.52%
Steven E. Spooner	24,424,055	98.07%	479,639	1.93%
William Anderson	24,851,079	99.79%	52,615	0.21%
Trisha Price	24,851,363	99.79%	52,330	0.21%

In addition, Docebo reports that an ordinary resolution approving the appointment of KPMG LLP as Docebo’s auditors for the 2022 fiscal year was passed by a majority of the votes represented at the Meeting.

Details of the voting results on all matters considered at the Meeting are available in the Company’s report of voting results, which is available under Docebo’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization
For further information, please contact:
Mike McCarthy
Vice President – Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com